Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Kinsale Capital Group, Inc.:
We consent to the incorporation by reference in the registration statements No. 333‑233041 on Form S-3ASR and No. 333-212815 on Form S-8 of Kinsale Capital Group, Inc. of our reports dated February 25, 2021, with respect to the consolidated balance sheets of Kinsale Capital Group, Inc. and subsidiaries as of December 31, 2020 and 2019, the related consolidated statements of income and comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three‑year period ended December 31, 2020, and the related notes and financial statement schedules I, II, and V, and the effectiveness of internal control over financial reporting as of December 31, 2020, which reports appear in the December 31, 2020 annual report on Form 10‑K of Kinsale Capital Group, Inc.

/s/ KPMG LLP
Richmond, Virginia
February 25, 2021